FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 14, 2018, announcing that Gilat’s Dual-Band Aero Terminal Receives DO-160 Certification.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 14, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat’s Dual-Band Aero Terminal Receives DO-160 Certification

Gilat’s Ku/Ka aero terminal now qualified for installation on aircrafts, bringing opportunity and flexibility to HTS operators, IFEC service providers and airlines worldwide

Petah Tikva, Israel, November 14, 2018 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its dual-band aero terminal has passed the standard for the environmental testing of avionics hardware and received the DO-160 certification. Gilat’s Ku/Ka AeroEdge 6000, a complete aero terminal is now ready to install in all commercial aircraft, providing opportunities to HTS operators, IFEC service providers and airlines who want to leverage IFC opportunities with the flexibility to use both the Ku or Ka bands.

The AeroEdge 6000 is a high performance, highly efficient terminal able of operating in both Ka and Ku bands, providing satellite broadband communication for high-speed Internet and multimedia applications for commercial airlines.

Gilat’s terminal is unique, being the only open architecture terminal with the ability to switch instantaneously during flight between Ka and Ku bands according to capacity coverage and availability. This seamless band switching provides an uninterrupted user experience to passengers during flight.

Gilat’s AeroEdge 6000 is the only dual-band aero terminal that can operate and provide service over any satellite and any network, as well as having the flexibility of its components to interwork with other modems, antennas and power amplifiers. This distinctive advantage accommodates the diverse requirements of airlines and service providers.

The terminal includes Gilat’s ER 6000-A Ku/Ka antenna, SkyEdge II-c Taurus MODMAN, Ku/Ka Antenna Networking Data Unit (KANDU) and Wavestream’s Ku/Ka Radio Frequency Units (KRFU).

“Completion of the DO-160 certification is a major technical achievement and an important step in fulfilling our IFC strategy and positions Gilat as a significant worldwide player with a unique terminal offering” said Ron Levin, VP Mobility and Global Accounts at Gilat. “We are very pleased to pass this important milestone and expect to see the AeroEdge 6000 flying commercially in 2019.”

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
 June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net